FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

June 28, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated June 25, 2007 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announces that effective June 28, 2007 the Company shares were listed for trading on the AMEX under the symbol PLG.

ITEM 5.

Full Description of Material Change

See News Release dated June 25, 2007.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)       N/A

ITEM 7.

OMITTED INFORMATION     N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 3rd day of July, 2007.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, Director & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5